# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GREEN DOT CORP, CIK 0001386278
CUSIP: 39304D102
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1675 N. FREEDOM BLVD (200 WEST), BUILDING 1, PROVO, Utah (UT), 84604
Date of event which requires filing of this statement: 01/26/2026
Amends the filing with accession number 0000921895-25-000712
Filed by CIK 0001452857
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,138,532; sole dispositive power 0; shared dispositive power 3,138,532; aggregate amount beneficially owned 3,138,532 (5.7% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,138,532; sole dispositive power 0; shared dispositive power 3,138,532; aggregate amount beneficially owned 3,138,532 (5.7% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,138,532; sole dispositive power 0; shared dispositive power 3,138,532; aggregate amount beneficially owned 3,138,532 (5.7% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,138,532; sole dispositive power 0; shared dispositive power 3,138,532; aggregate amount beneficially owned 3,138,532 (5.7% of the class)
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,138,532; sole dispositive power 0; shared dispositive power 3,138,532; aggregate amount beneficially owned 3,138,532 (5.7% of the class)
- Steel Connect LLC (CIK 0000914712): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,138,532; sole dispositive power 0; shared dispositive power 3,138,532; aggregate amount beneficially owned 3,138,532 (5.7% of the class)
- STEEL CONNECT SUB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,138,532; sole dispositive power 0; shared dispositive power 3,138,532; aggregate amount beneficially owned 3,138,532 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: GREEN DOT CORP
Address of issuer's principal executive offices: 1675 N. FREEDOM BLVD (200 WEST), BUILDING 1, PROVO, Utah (UT), 84604

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 3,138,532 Shares owned directly by Steel Connect Sub is approximately $27,175,517, including brokerage commissions. Such Shares were acquired with Steel Connect Sub's cash on hand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,422,413 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

As of the close of business on the date hereof, Steel Connect Sub owned directly 3,138,532 Shares, constituting approximately 5.7% of the Shares outstanding. By virtue of their relationships with Steel Connect Sub, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to beneficially own the Shares owned directly by Steel Connect Sub.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by Steel Connect Sub during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (01/28/2026)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (01/28/2026)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (01/28/2026)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (01/28/2026)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (01/28/2026)
- Steel Connect LLC: /s/ Maria Reda, Maria Reda, Secretary (01/28/2026)
- STEEL CONNECT SUB LLC: /s/ Maria Reda, Maria Reda, Secretary (01/28/2026)